Exhibit 99.1
LiveReel Media Corporation

Change of Trading Symbol

Toronto, Ontario, November 30, 2006 - LiveReel Media Corporation (“LiveReel” or “the Company”), formerly Noble House Entertainment Inc., announced today that the Company has received approval to change its OTC Bulletin Board trading symbol. The Company is currently trading under the symbol OTCBB:NHSEF. To reflect the Company’s recently approved name change, LiveReel will begin trading under the ticker symbol OTCBB:LVRLF as of the market opening on December 1, 2006. The CUSIP number has also changed from “32008U” to “538151-10-1.”

About LiveReel

LiveReel Media Corporation (“LiveReel”) is a film and television production, finance and distribution company, which develops highly commercial and artistic projects that are international in both scope and content. Strong industry relations form the foundation for co-production ventures. LiveReel facilitates industry financing, production and distribution of its projects.

For more information, please contact Stephen Wilson, Chief Financial Officer at 416-795-1765.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.